UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017
Commission File No. 001-36675

Fiat Chrysler Automobiles N.V.
(Translation of Registrant’s Name Into English)

25 St. James' Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0) 20 7766 0311
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following exhibit shall be deemed to be incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-217806) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished:

Exhibit 99.1	Fiat Chrysler Automobiles N.V. Semi-Annual Report as of and for the three and six months ended June 30, 2017

The following exhibits are furnished herewith:

Exhibit 99.2	Fiat Chrysler Automobiles N.V. Supplemental information as of and for the three and six months ended June 30, 2017
Exhibit 99.3	Fiat Chrysler Automobiles N.V. Supplemental information as of and for the three and six months ended June 30, 2017

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2017	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
Name: Richard K. Palmer
Title: Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit
99.1	Fiat Chrysler Automobiles N.V. Interim Report as of and for the three and six months ended June 30, 2017
99.2	Fiat Chrysler Automobiles N.V. Supplemental information as of and for the three and six months ended June 30, 2017
99.3	Fiat Chrysler Automobiles N.V. Supplemental information as of and for the three and six months ended June 30, 2017